UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________
FORM 6-K
  __________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month ended September 30, 2017
Commission File Number 0-28564

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QIAGEN N.V.
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Hulsterweg 82
5912 PL Venlo
The Netherlands
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒            Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On September 6, 2017, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing the pricing of a previously announced offering which was increased to US$400.0 million of senior convertible notes. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date:	September 6, 2017

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated September 6, 2017

Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR IN THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, SOUTH AFRICA OR ANY OTHER STATE OR JURISDICTION IN WHICH SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL. NOT FOR DISTRIBUTION TO ANY U.S. PERSON. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS PRESS RELEASE.

QIAGEN N.V. announces terms of new convertible notes

VENLO, the Netherlands, September 6, 2017 - QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) announces certain terms of the new senior unsecured cash settled convertible notes (the "Notes").

The size of the offering has been increased to $400 million aggregate principal amount. The Notes will bear interest at an annual rate of 0.50%, payable semi-annually in arrears. The initial conversion price is expected to be set at a 30% premium over the Reference Share Price on the pricing date. The Reference Share Price will be equal to the volume-weighted average share price of QIAGEN's share between opening and close on the NASDAQ Global Select Market on September 6, 2017.

The final terms of the Notes and the offering size will be determined at final pricing, expected to occur post close of trading on the NASDAQ Global Select Market on September 6, 2017.

Under the terms of the Notes offering, QIAGEN will agree not to sell any securities that are substantially similar to the Notes or its common shares for a lock-up period ending 90 days following the settlement date, subject to customary exceptions.

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About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharma and biotech companies) and Academia (life sciences research). As of June 30, 2017, QIAGEN employed approximately 4,600 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.
Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, collaborations, markets, strategy or operating results, including without limitation its expected adjusted net sales and adjusted diluted EPS, adjusted gross profit, adjusted operating income, adjusted net income attributable to owners of QIAGEN N.V. and free cash flow results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).
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Disclaimer:

The contents of this press release have been prepared by and are the sole responsibility of QIAGEN and the information contained in this press release is for background purposes only and does not purport to be full or complete. No reliance may be placed by any person for any purpose on the information contained in this press release or its accuracy, fairness or completeness.

The distribution of this press release and the offer and sale of the Notes in certain jurisdictions may be restricted by law. The Notes may not be offered to the public in any jurisdiction in circumstances which would require the preparation or registration of any prospectus or offering document relating to the Notes in such jurisdiction. No action has been taken by QIAGEN or any of the Joint Bookrunners or any of their respective affiliates that would permit an offering of the Notes or possession or distribution of this press release or any other offering or publicity material relating to such securities in any jurisdiction where action for that purpose is required. Persons into whose possession this press release comes are required to inform themselves about and to observe any such restrictions.

This press release is for information purposes only and does not constitute or form a part of an offer to sell or a solicitation of an offer to purchase any security of QIAGEN in the United States or in any other jurisdiction where such offer or solicitation is unlawful. The Notes described in this press release have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or any applicable state or foreign securities laws. The securities described in this press release may not be offered or sold in the United States or to any U.S. person absent registration or an exemption from the registration requirements of the Securities Act. There shall be no public offering of the Notes in the United States.

Neither this press release nor any copy of it may be taken, transmitted or distributed, directly or indirectly in or into the United States, Canada, Australia, Japan, South Africa or any other state or jurisdiction in which such action would be unlawful. Any failure to comply with this restriction may constitute a violation of United States, Canadian, Australian, Japanese, South African or other applicable securities laws.

For readers in the European Economic Area: In any EEA Member State that has implemented the Prospectus Directive, this communication is only addressed to and directed at qualified investors in that Member State within the meaning of the Prospectus Directive. The term "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in each relevant Member State), together with any relevant implementing measure in the relevant Member State.

For readers in the United Kingdom: This communication is being directed only at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) ("Investment professionals") of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) certain high value persons and entities who fall within Article 49(2)(a) to (d) ("High net worth companies, unincorporated associations etc.") of the Order; or (iv) any other person to whom it may lawfully be communicated (all such persons in (i) to (iv) together being referred to as "relevant persons"). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The Joint Bookrunners, each of which are authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority, are acting exclusively for QIAGEN and no-one else in connection with the offer and sale of the Notes (the "Offering"). They will not regard any other person as their respective clients in relation to the Offering and will not be responsible to anyone other than QIAGEN for providing the protections afforded to their respective clients, nor for providing advice in relation to the Offering, the contents of this announcement or any transaction, arrangement or other matter referred to herein.

In connection with the Offering, the Joint Bookrunners and any of their affiliates, may take up a portion of the Notes in the Offering as a principal position and in that capacity may retain, purchase, sell, offer to sell for their own accounts such Notes and other securities of the Company or related investments in connection with the Offering or otherwise. Accordingly, references herein to the Notes being issued, offered, subscribed, acquired, placed or otherwise dealt in should be read as including any issue or offer to, or subscription, acquisition, placing or dealing by, the Joint Bookrunners and any of their affiliates acting in such capacity. In addition, the Joint Bookrunners and any of their affiliates may enter into financing arrangements (including swaps or contracts for differences) with investors in connection with which the Joint Bookrunners and any of their affiliates may from time to time acquire, hold or dispose of Notes. The Joint Bookrunners do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligations to do so.

None of the Joint Bookrunners or any of their respective directors, officers, employees, advisers or agents accepts any responsibility or liability whatsoever for or makes any representation or warranty, express or implied, as to the truth, accuracy or completeness of the information in this press release (or whether any information has been omitted from the press release) or any other information relating to QIAGEN, its subsidiaries or associated companies, whether written, oral or in a visual or electronic form, and howsoever transmitted or made available or for any loss howsoever arising from any use of this press release or its contents or otherwise arising in connection therewith.

In connection with the Notes Offering, QIAGEN intends to enter into privately negotiated convertible note hedge transactions with one or more Joint Bookrunners for the Notes offering or other financial institutions (the "dealers") or their affiliates, initially covering the same number of QIAGEN's common shares as underlie the Notes. The convertible note hedge transactions will be cash settled upon exercise and are expected to offset any cash payments QIAGEN is required to make in excess of the principal amount of the Notes upon conversion. QIAGEN also intends to enter into separate privately negotiated warrant transactions with such dealers or their affiliates, initially covering the same number of QIAGEN's common shares as underlie the Notes. The warrant transactions could separately have a dilutive effect with respect to QIAGEN's common shares to the extent that the market price per share of QIAGEN's common shares upon expiration of the warrants exceeds the strike price of the warrants, which is expected to be set around 160% of the Reference Share Price.

In connection with these Convertible Note Hedge and Warrant Transactions, such dealers or their affiliates expect to enter into various derivatives transactions and engage in other activities that could have the effect of increasing or preventing a decline in the price of QIAGEN's common stock in connection with the pricing of the Notes offering. These activities may be discontinued at any time. In addition, from time to time and in connection with any conversion of the Notes, the dealers or their respective affiliates may enter into or unwind derivative transactions and engage in other activities that could adversely impact the price of QIAGEN's common stock and of the Notes.

Contacts:

QIAGEN

Investor Relations		Public Relations
John Gilardi	+49 2103 29 11711	Dr. Thomas Theuringer	+49 2103 29 11826
e-mail: ir@QIAGEN.com		e-mail: pr@QIAGEN.com